EXHIBIT (a)(1)(iv)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell BACs. The Offer is being made solely by the Offer to Purchase dated January 27, 2006, and the related Agreement of Transfer and Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, BAC Holders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Bidder, if at all, only by one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

Offer to Purchase for Cash
770,000 Series 19 Beneficial Assignee Certificates in
Boston Capital Tax Credit Fund III L.P.
by Paco Development, L.L.C.

Paco Development, L.L.C. (“Bidder”) is offering (the “Offer”) to purchase 770,000 of the beneficial assignee certificates ("BACs") evidencing the beneficial interest of an assignee in the series 19 limited partnership interests of Boston Capital Tax Credit Fund III L.P. (the “Subject Company”) for a purchase price of $1.00 per BAC in cash, less any distributions made after the date of the Offer and any transfer fees charged by the Subject Company. THE OFFER IS SCHEDULED TO EXPIRE ON MARCH 6, 2006 (the “Expiration Date”).

A request is being made for a list of holders of BACs and security position listings in connection with the Offer. Offer materials will be mailed to record holders and beneficial owners and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the list of security holders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of such securities (“BAC Holder(s)”).

You may obtain a copy of the tender offer materials with respect to the Offer at Bidder’s expense by calling Bidder at (816) 877-0892. The Subject Company has not approved or disapproved of the Offer.

The Offer may be extended. If Bidder decides to extend the Offer, Bidder will promptly issue a press release or otherwise publicly announce the extension to notify each BAC Holder of that fact. Bidder will not provide a subsequent offering period.

BACs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by Bidder pursuant to the Offer, may also be withdrawn at any time after 60 days following the date of the Offer. For a withdrawal to be effective, a signed, written notice of withdrawal must be timely received by Bidder in accordance with the terms of the Offer.

Although the purpose of the Offer is not to acquire or influence control of the business of the Subject Company at this time, these plans could change at any time in the future.

If more than 770,000 BACs are validly tendered, the Purchaser will accept for payment and pay for an aggregate of 770,000 BACs, pro rata, according to the number of BACs that are validly tendered by each BAC Holder, with appropriate adjustments to avoid purchases of fractional BACs. Bidder does not believe it would take more than five business days to determine the effects of any proration required.

Upon the terms and subject to the conditions of the Offer, Bidder will accept for payment and will pay for all BACs validly tendered prior to the Expiration Date promptly after the Expiration Date. To validly tender BACs, a BAC Holder must deliver so that Bidder timely receives (i) a properly completed and duly executed and acknowledged Letter of Transmittal and (ii) any other documents required in accordance with the Agreement of Transfer and Letter of Transmittal. Payment for BACs purchased pursuant to the Offer will be made only after written confirmation from the Subject Company of the transfer of the BACs to Bidder.

The information required by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase with respect to the Offer and is incorporated by reference into this summary advertisement. The complete terms and conditions of this Offer are set forth in the Offer to Purchase and related Agreement of Transfer, which are being filed with the Securities and Exchange Commission and mailed to BAC Holders.

January 27, 2006

ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS COMMUNICATION (INCLUDING ANY ATTACHMENTS OR ENCLOSURES) WAS NOT INTENDED OR WRITTEN BY THE AUTHOR TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (1) AVOIDING PENALTIES THAT MAY BE IMPOSED ON A TAXPAYER OR (2) PROMOTING MARKETING, OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR OTHER MATTER ADDRESSED HEREIN.